General Municipal Money Market Fund

ANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for General Municipal Money Market Fund, covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did General Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2006, the fund produced yields of 2.83% for Class A shares and 2.45% for Class B shares. Taking into account the effects of compounding, the fund's Class A and Class B shares produced effective yields of 2.87% and 2.47%, respectively.[1]

Tax-exempt money market yields rose along with short-term interest rates over much of the reporting period, but later stabilized when the Federal Reserve Board (the "Fed") refrained from tightening monetary policy further.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In a growing U.S. economy at the end of 2005 and beginning of 2006, the Fed continued to raise short-term interest. Nonetheless, in the first quarter of 2006, labor markets continued to strengthen, energy prices remained volatile and inflation concerns intensified. By May, hawkish comments from Fed members led investors to revise upward their expectations for inflation and interest rates. In late June, the Fed increased the overnight federal funds rate to 5.25%, its highest level in more than four years.

However, a softening housing market during the summer of 2006 helped to relieve investors' inflation concerns. The Fed appeared to lend credence to a more moderate inflation outlook when it refrained from raising interest rates at its meeting in early August, its first pause in more than two years.

The Fed continued to hold interest rates steady in September and October, citing the likelihood that slower economic growth would reduce inflationary pressures. Expectations of slower economic growth were verified when it was announced that U.S. GDP growth had moderated to an annualized 2.2% in the third quarter of the year, down from 2.6% and 5.6% annualized rates in the second and first quarters of 2006, respectively.

Although yields of tax-exempt money market securities rose along with interest rates, yields of shorter-dated instruments rose more sharply than longer-dated instruments. By the reporting period's second half, there was little difference in the yields of securities with maturities between six months and four years. Investors therefore continued to focus on tax-exempt instruments maturing in six months or less.

Technical factors also helped limit the rise in tax-exempt money market yields. The growing U.S. economy reduced the borrowing needs of most states and municipalities, and some issuers revised their borrowing programs to rely more heavily on short-term variable-rate demand notes, resulting in reduced issuance of one-year municipal notes. Yet, investor demand remained strong, as evidenced by an increase in money market fund assets to record levels.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be roughly in line with industry averages. Whenever possible, however, we attempted to maintain the fund's yield by limiting its exposure to variable-rate instruments. Instead, we found opportunities in tax-exempt commercial paper and seasoned municipal notes and bonds.

What is the fund's current strategy?

Recent economic data have continued to suggest that the U.S. economy is moderating, but inflationary pressures have been persistent. Accordingly, it appears to us that the Fed is likely neither to raise nor reduce short-term interest rates over the next several months. However, we have begun to prepare the fund for seasonal factors that tend to boost tax-exempt money market yields near year-end, and we may increase the fund's weighted average maturity to capture opportunities for higher yields should they arise.

December 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 2.41% and an effective yield of 2.44%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 3.08	$ 5.05
Ending value (after expenses)	$1,015.10	$1,013.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 3.09	$ 5.06
Ending value (after expenses)	$1,022.01	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of .61% for Class A shares and 1.00% for Class B shares; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006

Short-Term Investments—100.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—1.2%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Co. Project) (LOC; Southtrust Bank)	3.76	12/7/06	3,825,000 a	3,825,000
The Industrial Development Board of the City of Fultondale, IDR (Melsur Corp. Project) (LOC; Amsouth Bank)	3.63	12/7/06	3,015,000 a	3,015,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.53	12/7/06	2,570,000 a	2,570,000
Arizona—1.8%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.53	12/7/06	7,000,000 a	7,000,000
Roaring Fork Municipal Products LLC (Pima County Industrial Development Authority) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.63	12/7/06	6,342,000 a,b	6,342,000
Arkansas—.9%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.56	12/7/06	6,675,000 a	6,675,000
California—2.4%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.58	12/7/06	18,164,684 a,b	18,164,684
Colorado—4.1%				
City and County of Denver, MFHR (Broadway Plaza Lofts Project) (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	5,915,000 a,b	5,915,000
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	3.52	12/7/06	10,000,000 a	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Colorado Educational and Cultural Facilities Authority, Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.55	12/7/06	5,000,000 [a]	5,000,000
Morgan Keegan Municipal Products Incorporated (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.58	12/7/06	10,000,000 [a,b]	10,000,000
District of Columbia−4.0%				
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.60	12/7/06	16,625,000 [a,b]	16,625,000
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Plus Funding Co. and Liquidity Facility; The Bank of New York)	3.60	12/7/06	13,766,500 [a,b]	13,766,500
Florida−7.4%				
Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.57	12/7/06	2,480,000 [a,b]	2,480,000
Greater Orlando Aviation Authority, Airport Facilities Revenue, Refunding (Insured; FSA and Liquidity Facility; SunTrust Bank)	3.50	12/7/06	7,600,000 [a]	7,600,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.65	12/7/06	3,470,000 [a]	3,470,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Aviation Group-Fort Lauderdale Project) (LOC; Bank of America)	3.55	12/7/06	1,000,000 [a]	1,000,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	3.55	12/7/06	3,200,000 [a]	3,200,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.55	12/11/06	17,700,000	17,700,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.59	1/11/07	8,500,000	8,500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.65	2/12/07	5,000,000	5,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.60	12/14/06	7,720,000	7,720,000
Georgia—6.2%				
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.55	12/7/06	5,000,000 [a]	5,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.53	12/7/06	3,100,000 [a]	3,100,000
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.77	12/7/06	15,000,000 [a,b]	15,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue CP (LOC; Dexia Credit Locale)	3.60	12/11/06	1,000,000	1,000,000
Roaring Fork Municipal Products LLC, Revenue (Gwinnett County Housing Authority) (Liquidity Facility; The Bank of New York and LOC; FNMA)	3.61	12/7/06	6,065,000 a,b	6,065,000
Roswell Housing Authority, MFHR (Park Ridge Apartments Project) (Insured; FNMA)	3.55	12/7/06	8,200,000 a	8,200,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	3.54	12/7/06	3,500,000 a	3,500,000
Willacoochee Development Authority, PCR (Langboard Inc. Project) (LOC; SunTrust Bank)	3.69	12/7/06	5,000,000 a	5,000,000
Hawaii—1.0%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	3.54	12/7/06	8,000,000 a,b	8,000,000
Illinois—5.3%				
Chicago, Collateralized SFMR	3.80	10/19/07	4,500,000	4,500,000
Chicago, Collateralized SFMR	3.85	12/5/07	6,500,000 c	6,500,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.55	12/7/06	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Cloverhill Pastry Vend Corporation) (LOC; JPMorgan Chase Bank)	3.71	12/7/06	2,830,000 a	2,830,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.55	12/7/06	4,100,000 a	4,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.55	12/7/06	4,000,000 [a]	4,000,000
Roaring Fork Municipal Products LLC, Revenue (Insured; FSA and Liquidity Facility; The Bank of New York)	3.63	12/7/06	10,305,000 [a,b]	10,305,000
Indiana−.8%				
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.55	12/7/06	5,500,000 [a]	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	975,000 [a,b]	975,000
Iowa−.9%				
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.60	12/7/06	7,000,000 [a]	7,000,000
Kansas−2.7%				
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	3.58	12/7/06	2,500,000 [a]	2,500,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue (LOC; Huntington NB)	3.82	12/7/06	7,075,450 [a,b]	7,075,450
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.58	12/7/06	6,000,000 [a]	6,000,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.60	11/1/07	5,000,000	5,000,000
Kentucky−5.8%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.60	12/7/06	34,200,000 [a]	34,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.53	12/7/06	2,100,000 [a]	2,100,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	3.55	12/7/06	6,100,000 [a]	6,100,000
Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) (LOC; Bank One)	3.55	12/7/06	1,600,000 [a]	1,600,000
Louisiana−.6%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	3.56	12/7/06	2,750,000 [a]	2,750,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.75	12/7/06	1,600,000 [a]	1,600,000
Maryland−2.1%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.73	12/7/06	9,400,000 [a]	9,400,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.88	12/7/06	3,395,000 [a]	3,395,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.73	12/7/06	3,520,000 [a]	3,520,000
Massachusetts−1.8%				
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.65	12/1/06	9,445,000 [a]	9,445,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Housing Finance Agency, Revenue (Single Family Notes)	3.60	5/1/07	4,000,000 [c]	4,000,000
Michigan−.8%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.63	12/7/06	4,000,000 [a]	4,000,000
Michigan Strategic Fund, LOR (D&R Paint Co. Project) (LOC; Fifth Third Bank)	3.72	12/7/06	2,465,000 [a]	2,465,000
Minnesota−2.5%				
Minnesota Rural Water Finance Authority, Public Projects Construction Notes	4.75	9/1/07	8,500,000	8,564,871
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.63	12/7/06	7,945,000 [a,b]	7,945,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.63	12/7/06	2,840,000 [a]	2,840,000
Mississippi−.5%				
Mississippi Business Finance Corporation, IDR (Bruce Furniture Industries Project) (LOC; Wachovia Bank)	3.58	12/7/06	3,500,000 [a]	3,500,000
Missouri−.4%				
Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.57	12/7/06	3,385,000 [a]	3,385,000
Nevada−1.9%				
Clark County, IDR (Southwest Gas Corp. Project) (LOC; Bank of America)	3.55	12/7/06	6,000,000 [a]	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	8,125,000 [a,b]	8,125,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire−.1%				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.57	12/7/06	440,000 a,b	440,000
New Mexico−.8%				
Santa Fe, Educational Facilities Refunding and Improvement Revenue (College of Santa Fe Project) (Insured; Radian Group and Liquidity Facility; Royal Bank of Canada)	3.53	12/7/06	6,250,000 a	6,250,000
North Carolina−2.5%				
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.52	12/7/06	5,000,000 a,b	5,000,000
North Carolina State Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	3.54	12/7/06	10,000,000 a	10,000,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	3.58	12/7/06	3,865,000 a	3,865,000
Ohio−4.6%				
Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.52	12/7/06	2,000,000 a	2,000,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.56	12/7/06	20,000,000 a,b	20,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.53	12/7/06	2,205,000 a	2,205,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.53	12/7/06	1,900,000 a	1,900,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.53	12/7/06	500,000 a	500,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	3.75	12/7/06	1,050,000 a	1,050,000
Zanesville-Muskingum County Port Authority, EDR (Grove City Church of the Nazarene Project) (LOC; National City Bank)	3.55	12/7/06	7,630,000 a	7,630,000
Oklahoma—.6%				
Muskogee Medical Center Authority, Revenue (LOC; Bank of America)	3.55	12/7/06	4,850,000 a	4,850,000
Oregon—1.5%				
Roaring Fork Municipal Products LLC, Revenue (Port of Portland) (Insured; FGIC and Liquidity Facility; The Bank of New York)	3.63	12/7/06	7,700,000 a,b	7,700,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.78	12/7/06	3,995,000 a	3,995,000
Pennsylvania—6.5%				
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.63	12/7/06	845,000 a	845,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.53	12/7/06	2,500,000 a	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.53	12/7/06	4,335,000 a	4,335,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.51	12/7/06	3,500,000 a	3,500,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.51	12/7/06	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.59	12/7/06	11,700,000 a	11,700,000
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Company Project) (LOC; Dexia Credit Locale)	3.70	12/1/06	1,925,000 a	1,925,000
South Carolina−2.0%				
South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	10,000,000	10,011,649
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	5,555,000 a,b	5,555,000
Tennessee−2.3%				
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	3.72	12/7/06	10,000,000 a	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Merrill Lynch Capital Services)	3.54	12/7/06	7,615,000 a,b	7,615,000
Texas−12.3%				
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.62	1/10/07	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.55	1/16/07	15,000,000	15,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	3/13/07	11,000,000	11,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	3.58	12/7/06	4,730,000 a	4,730,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.98	12/7/06	7,000,000 a,b	7,000,000
San Antonio, Water System, CP (Liquidity Facility; Bank of America)	3.50	12/11/06	20,000,000	20,000,000
Texas Department of Housing and Community Affairs, MFHR (Ash Creek Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.59	12/7/06	7,495,000 a,b	7,495,000
Texas Public Finance Authority, Revenue, CP (Liquidity Facility; Texas Public School)	3.55	12/12/06	18,000,000	18,000,000
Utah−.7%				
Utah Water Finance Agency, Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.49	12/7/06	5,000,000 a	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Vermont−.9%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.65	1/17/07	7,000,000	7,000,000
Virginia−1.1%				
Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.59	12/7/06	3,655,000 a	3,655,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	3.55	12/7/06	4,500,000 a	4,500,000
Washington−3.7%				
Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	6,980,000 a,b	6,980,000
Port of Seattle, Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	5,420,000 a,b	5,420,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.52	12/7/06	5,490,000 a	5,490,000
Washington Housing Finance Commission, MFHR (Cambridge Apartments Project) (LOC; U.S. Bank NA)	3.59	12/7/06	10,120,000 a	10,120,000
West Virginia−.4%				
Pendleton County, IDR (Greer Steel Project) (LOC; PNC Bank)	3.56	12/7/06	400,000 a	400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia (continued)				
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.60	12/7/06	2,800,000 [a]	2,800,000
Wisconsin−2.5%				
Monona Grove School District, BAN	4.32	12/1/06	13,845,000	13,845,000
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.58	12/7/06	4,925,000 [a]	4,925,000
Wyoming−3.1%				
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	24,000,000	24,000,000
Total Investments (cost $767,385,154)			**100.7%**	**767,385,154**
Liabilities, Less Cash and Receivables			**(.7%)**	**(5,360,707)**
Net Assets			**100.0%**	**762,024,447**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $209,988,634 or 27.6% of net assets.

[c] Purchased on a delayed delivery basis.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	85.3
AAA,AA,A d		Aaa,Aa,A d		AAA,AA,A d	6.5
Not Rated e		Not Rated e		Not Rated e	8.2
					100.0

†   Based on total investments.

d   Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

e   Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	767,385,154	767,385,154
Receivable for investment securities sold		46,903,720
Interest receivable		4,569,481
Prepaid expenses		66,912
		818,925,267
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		563,219
Cash overdraft due to Custodian		18,041,965
Payable for investment securities purchased		38,000,000
Payable for shares of Common Stock redeemed		169,434
Accrued expenses		126,202
		56,900,820
Net Assets ($)		**762,024,447**
Composition of Net Assets ($):		
Paid-in capital		761,991,629
Accumulated net realized gain (loss) on investments		32,818
Net Assets ($)		**762,024,447**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	123,870,789	638,153,658
Shares Outstanding	124,143,074	638,132,615
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2006

Investment Income ($):	
Interest Income	**44,291,981**
Expenses:	
Management fee–Note 2(a)	6,526,940
Shareholder servicing costs–Note 2(c)	3,595,121
Distribution and prospectus fees–Note 2(b)	2,379,077
Registration fees	122,458
Custodian fees	70,928
Professional fees	65,550
Prospectus and shareholders' reports	50,855
Directors' fees and expenses–Note 2(d)	38,973
Miscellaneous	45,526
Total Expenses	**12,895,428**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(413,961)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(48,639)
Net Expenses	**12,432,828**
Investment Income–Net	**31,859,153**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**32,818**
Net Increase in Net Assets Resulting from Operations	**31,891,971**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2006	2005[a]
Operations ($):		
Investment income—net	31,859,153	20,170,631
Net realized gain (loss) on investments	32,818	18,408
Net Increase (Decrease) in Net Assets Resulting from Operations	**31,891,971**	**20,189,039**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(3,983,048)	(2,879,067)
Class B shares	(15,879,496)	(8,925,587)
Class X shares	–	(942)
E*TRADE Class	(12,018,316)	(8,365,035)
Total Dividends	**(31,880,860)**	**(20,170,631)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	850,032,810	858,826,952
Class B shares	2,202,323,784	2,231,706,232
E*TRADE Class	263,172,742	1,102,729,928
Dividends reinvested:		
Class A shares	3,887,954	2,762,600
Class B shares	15,841,223	8,889,022
Class X shares	–	822
E*TRADE Class	11,456,364	8,365,007
Cost of shares redeemed:		
Class A shares	(866,268,519)	(934,558,982)
Class B shares	(2,247,777,655)	(2,116,924,903)
Class X shares	–	(210,570)
E*TRADE Class	(1,075,789,787)	(309,934,254)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(843,121,084)**	**851,651,854**
Total Increase (Decrease) in Net Assets	**(843,109,973)**	**851,670,262**
Net Assets ($):		
Beginning of Period	1,605,134,420	753,464,158
End of Period	**762,024,447**	**1,605,134,420**
Undistributed investment income—net	–	3,302

[a] Class X shares were terminated on May 13, 2005.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.028	.017	.006	.006	.010
Total from Investment Operations					
Distributions:					
Dividends from investment income—net	(.028)	(.017)	(.006)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.87	1.76	.64	.58	1.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.61	.60	.58	.57
Ratio of net expenses to average net assets	.59	.61	.60	.58	.57
Ratio of net investment income to average net assets	2.82	1.70	.63	.59	1.02
Net Assets, end of period ($ X 1,000)	123,871	136,209	209,176	239,203	309,159

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.024	.014	.002	.002	.006
Distributions:					
Dividends from investment income−net	(.024)	(.014)	(.002)	(.002)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.47	1.38	.25	.20	.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.05	1.05	1.04	1.04
Ratio of net expenses to average net assets	1.00	.99	.99	.96	1.00
Ratio of net investment income to average net assets	2.44	1.39	.24	.20	.59
Net Assets, end of period ($ X 1,000)	638,154	667,757	544,079	584,839	561,088

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

On July 10, 2006, the Board of Directors approved the termination of E*TRADE Class shares of the fund. Effective July 10, 2006, E*TRADE shares are no longer being offered by the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 20.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue two classes of shares: Class A (15 billion shares authorized) and Class B (5.5 billion shares authorized). Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. During the period prior to their termination, E*TRADE Class shares were subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and a Shareholder Services Plan. In addition, Class B shares are and, prior to their termination by the fund's Board of Directors E*TRADE Class shares were, charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended November 30, 2006, sub-accounting service fees amounted to $325,650 for Class B and $256,274 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments`are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board(FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 and November 30, 2005 were all tax exempt income.

During the period ended November 30, 2006, as a result of permanent book to tax differences, primarily due to dividend reclassification, the fund increased accumulated undistributed investment income-net by $18,408 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares and with respect to the E*TRADE Class shares prior to their termination by the fund's Board of Directors ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bore directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B shares reimburse, and E*TRADE Class shares reimbursed the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended November 30, 2006, Class B and E*TRADE Class shares were charged $1,327,792 and $1,051,285, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, Class A shares were charged $58,396 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B shares and with respect to the E*TRADE Class shares prior to their termination by the fund's Board of Directors ("Shareholder Services Plan"), Class B shares pay and E*TRADE Class shares prior to their termination by the fund's Board of Directors paid the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through November 30, 2006 for Class B and from December 1, 2005 through July 10, 2006 for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares of the fund, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each such class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended November 30, 2006, Class B and E*TRADE Class shares were charged $1,628,253 and $1,281,373, respectively, of which $248,244 and $165,717, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $27,627 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $319,997, Rule 12b-1 distribution plan fees $107,320, shareholder services plan fees $160,980, chief compliance officer fees $1,704 and transfer agency per account fees $2,640, which are offset against an expense reimbursement currently in effect in the amount of $29,422.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Municipal Money Market Funds, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of General Municipal Money Market Fund (one of the funds comprising General Municipal Money Market Funds, Inc.) as of November 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Municipal Money Market Fund, at November 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 12, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect Board Members:		
David W. Burke †	330,476,336	2,058,966
Joseph S. DiMartino	330,476,338	2,058,964
Diane Dunst †	330,506,312	2,028,989
Jay I. Meltzer †	330,107,597	2,427,705
Daniel Rose †	330,430,692	2,104,610
Warren B. Rudman †	330,430,690	2,104,612
Sander Vanocur †	330,085,225	2,450,076

† Each new Board member's term commenced on January 1, 2007.
In addition Joseph S. DiMartino, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail no-load tax-exempt money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail tax-exempt money market funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and the Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended June 30, 2006 and noted that the fund's performance was higher than the Performance Group and Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher, and that the fund's total expense ratio was lower, than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and included within the fund's Lipper category (the "Similar Funds"). The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees. The Board members acknowledged that the difference in fees paid by the Similar Funds seemed to be consistent with the services provided. The Manager's representatives noted that there were no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and its affiliates acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Clifford L. Alexander, Jr. (73)
Board Member (1982)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 71

Ernest Kafka (73)
Board Member (1982)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
- Instructor, The New York Psychoanalytic Institute (1981–present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 23

————————————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non–profit organizations (May 2004–present)
- Chairman of the Avery-Fisher Artist Program (November 1997–present)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 23

————————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**General Municipal
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0918AR1106